UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

THE SHAW GROUP INC.
(Name of Subject Company (Issuer))

THE SHAW GROUP INC.
(Names of Filing Person (as Offeror)

Common Stock, no par value
(Title of Class of Securities)

820280105
(CUSIP Number of Class of Securities)

John Donofrio
Executive Vice President, General Counsel and Corporate Secretary
The Shaw Group Inc.
4171 Essen Lane
Baton Rouge, Louisiana 70809
(225) 932-2500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:
Jeffrey D. Symons
Jason K. Zachary
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*:	Amount of Filing Fee*:
Not Applicable	Not Applicable

*   A filing fee is not required with this filing because it relates solely to preliminary communications made before commencement of the tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐           third-party tender offer subject to Rule 14d-1.

☒           issuer tender offer subject to Rule 13e-4.

☐           going-private transaction subject to Rule 13e-3.

☐           amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

News Release FOR IMMEDIATE RELEASE

Media and Financial Contact:
Gentry Brann
225.987.7372
gentry.brann@shawgrp.com

Shaw Reports Fourth Quarter Fiscal Year 2011 Financial Results

BATON ROUGE, La., Oct. 31, 2011 – The Shaw Group Inc. (NYSE: SHAW) today announced financial results for the fourth quarter of fiscal year 2011.

Fourth Quarter Fiscal Year 2011 Overview:
●	Shaw’s backlog of unfilled orders totals $20.0 billion, which includes the following new awards in the fourth quarter:
—	An engineering, procurement and construction contract worth approximately $500 million for Entergy’s Ninemile 550-megawatt combined-cycle natural gas plant
—	A three-year contract by Florida Power & Light Co., a subsidiary of NextEra Energy Inc., to provide maintenance and modification services for four nuclear power operating units in Florida
—	A three-year contract by NextEra Energy Seabrook, L.L.C., to provide maintenance and modification services at Seabrook Station, a nuclear power operating unit in New Hampshire
—	A contract in excess of $100 million with a private company to provide pipe fabrication services for a new $1 billion domestic manufacturing facility
—	Environmental & Infrastructure joint venture awarded approximately $270 million contract for base support services

●	Shaw announced its special purpose subsidiary, Nuclear Energy Holdings, L.L.C., intends to exercise put options to sell its investment in Westinghouse back to Toshiba Corporation.

Fourth Quarter Significant Financial Events:
●
Fourth quarter earnings were impacted negatively by subcontractor cost increases and schedule delays on an E&C project of $39.1 million pre-tax, with an additional $15.1 million pre-tax reduction when considering unfavorable foreign exchange variations since the inception of the job. The total after-tax impact is $34.8 million, or $0.48 per share.

●
Earnings were impacted negatively by a cost increase on an EPC coal-fired power project of $63.9 million pre-tax, $39.3 million after tax, or $0.55 per share, along with a quarterly reduction in percent complete of $8.0 million pre-tax, $4.9 million after tax, or $0.07 per share.

●
Fourth quarter earnings were impacted by an unfavorable settlement in the Fabrication & Manufacturing segment having a negative net impact of $14.8 million pre-tax, $9.1 million after-tax, or $0.13 per share. Shaw is seeking additional insurance recovery on this contract.

●
Shaw received an arbitration award of approximately $32.5 million for a contract previously executed for the engineering, procurement and construction of a 600-megawatt steam turbine electrical generation plant in the U.S., which had an immaterial effect on earnings for the quarter.

Strategic Initiatives:
●
Shaw is in the process of evaluating strategic alternatives for its Energy & Chemicals segment. The company has received multiple written indications of interest from potential acquirers and is exploring options related to this business.

●
Shaw’s board of directors previously authorized a share repurchase program in the amount of $500 million. During the fourth quarter of fiscal year 2011, Shaw purchased approximately $21.8 million under the program. Within the next two weeks, Shaw intends to announce a modified Dutch auction tender offer that will likely range from $100 - $475 million.

Organizational Announcements:
●
Gary P. Graphia will assume the role of executive vice president reporting to Shaw’s chairman, president and chief executive officer. In support of the office of the CEO, Mr. Graphia will resume responsibility for strategic initiatives including corporate development, mergers and acquisitions and client relations, beginning with developing alternatives for Shaw’s Energy & Chemicals business. He will relinquish his responsibilities as chief operating officer, effective immediately.

●	Shaw previously announced James Glass assumes the role of president of Shaw’s Energy & Chemicals Group.
●	Effective immediately, all business line senior executives will report directly to Shaw’s chairman, president and chief executive officer. This includes the following:
—	George P. Bevan, President, Shaw’s Environmental & Infrastructure Group
—	David L. Chapman Sr., President, Shaw’s Fabrication & Manufacturing Group
—	James Glass, President, Shaw’s Energy & Chemicals Group
—	Clarence L. Ray Jr., Chief Executive Officer, Shaw’s Power Group

“The fourth quarter of fiscal year 2011 was very challenging for Shaw, with results impacted by several major events. We expect significant improvements in fiscal year 2012 and have our complete focus on project execution, cost containment and increasing bookings,” said J.M. Bernhard Jr., chairman, president and chief executive officer of Shaw. “Our market outlook for the year is very positive overall with significant opportunities in most of our operating segments. We expect construction licenses for our nuclear projects by early calendar year 2012, which will have a positive impact on our earnings.”

Fourth Quarter Fiscal Year 2011 Financial Results:

Because of the non-cash, non-operational impact on reported earnings resulting solely from movement in exchange rates between the U.S. dollar and the Japanese yen, Shaw uses financial results excluding its Investment in Westinghouse segment to measure and communicate financial performance. The following results exclude Shaw’s Westinghouse segment:

Three Months Ended Aug. 31 Excluding the Westinghouse Segment
	2011	2010
Net Income Attributable to Shaw	($31.9) million	$42.4 million
Diluted Earnings Per Share	($0.44)	$0.49
EBITDA	($22.8) million	$80.9 million
Revenues	$1.5 billion	$1.7 billion
Net Cash from Operating Activities	$192.8 million	$209.6 million
Total Cash	$1.2 billion	$1.8 billion

For the fourth quarter of fiscal year 2011, Shaw’s Westinghouse segment includes a non-cash, non-operating foreign exchange translation loss of $84.6 million pre-tax, or $52.0 million after tax. The prior year’s period included a non-cash foreign exchange translation loss of $102.7 million pre-tax, or $62.7 million after tax.

The following results include Shaw’s Westinghouse segment:

Three Months Ended Aug. 31 Including the Westinghouse Segment
	2011	2010
Net Income Attributable to Shaw	($90.3) million	($24.0) million
Diluted Earnings Per Share	($1.25)	($0.28)
EBITDA	($102.9) million	($20.7) million
Revenues	$1.5 billion	$1.7 billion
Net Cash from Operating Activities	$210.6 million	$217.7 million
Total Cash	$1.2 billion	$1.8 billion

Fiscal Year 2012 Guidance:

Guidance for fiscal year 2012:
●	Revenue: approximately $5.5 - $6.0 billion
●	Diluted earnings per share, excluding Westinghouse: $2.00 - $2.10 per share
●	Operating cash flow: approximately $100 million
●	Ending fiscal year 2012 backlog: approximately $22 billion

Guidance for fiscal year 2012 reflects management’s assumptions that the SCANA and Southern Co. nuclear power projects will receive combined licenses from the Nuclear Regulatory Commission in the early part of calendar year 2012. The guidance also assumes zero earnings for Shaw’s Energy & Chemicals segment after the first quarter of fiscal year 2012.

Conference Call and Webcast:
A conference call to discuss the company’s financial results will be held Monday, Oct. 31, 2011, at 9 a.m. Eastern time (8 a.m. Central time). A slide presentation will be posted on the Investor Relations page of Shaw’s website at www.shawgrp.com approximately one hour prior to the conference call. Interested parties may dial 1.800.588.4973 to listen to the conference call live or access a live audio webcast on the Investor Relations page of Shaw’s website at www.shawgrp.com.

A replay of the conference call will be available by telephone, as well as on the company’s website, approximately one hour after the conclusion of the call. To listen to a replay of the conference call by telephone, dial 1.888.843.7419 and use pass code 30960712#.

Investment in Westinghouse:
Shaw’s subsidiary Nuclear Energy Holdings (NEH) has a 20 percent equity interest in companies collectively known as the Westinghouse Group. NEH financed this investment partially through issuing limited recourse Japanese yen-denominated bonds and, to mitigate the risk associated with foreign currency fluctuation, simultaneously entered into a yen-denominated put option agreement with Toshiba, which provides NEH the option to sell all or part of its equity interest to Toshiba and receive a pre-determined yen-denominated price for the shares.

For U.S. reporting purposes, the yen-denominated bonds are revalued at each quarter’s end to the current U.S. dollar exchange rate; however, the yen-denominated put option, which naturally hedges the foreign exchange movements of the Japanese yen-denominated bonds, is not revalued at current exchange rates for U.S. financial reporting purposes. Therefore, our reported financial results frequently reflect the volatility of the yen-dollar exchange rates showing significant non-cash translation exchange gains or losses.

On Sept. 6, 2011, Shaw announced NEH intends to exercise put options to sell its investment in Westinghouse back to Toshiba.

Calculation of EBITDA:
Shaw defines EBITDA as earnings before interest expense, income taxes, depreciation and amortization. EBITDA is an important financial measure used by Shaw to assess performance. Although it is calculated using components derived from our financial statements prepared under generally accepted accounting principles (GAAP), EBITDA itself is not a GAAP measure.

A table reconciling EBITDA to its most directly comparable GAAP measure is included in the summarized financial information within this release. Calculations of EBITDA should not be viewed as a substitute for calculations under GAAP, including net cash provided by operations, operating income and net income attributable to Shaw. In addition, EBITDA calculations by one company may not be comparable to EBITDA calculations made by another company.

Calculation of Total Cash:
Shaw defines total cash as the sum of cash and cash equivalents, restricted and escrowed cash and cash equivalents, short-term investments and restricted short-term investments.

About Shaw:
The Shaw Group Inc. (NYSE: SHAW) is a leading global provider of engineering, construction, technology, fabrication, remediation and support services for clients in the energy, chemicals, environmental, infrastructure and emergency response industries. A Fortune 500 company with fiscal year 2011 annual revenues of $5.9 billion, Shaw has approximately 27,000 employees around the world and is a power sector industry leader according to Engineering News-Record’s list of Top 500 Design Firms. For more information, please visit Shaw’s website at www.shawgrp.com.

###

This press release contains forward-looking statements and information about our current and future prospects and our operations and financial results, which are based on currently available information. The forward looking statement s include assumptions about our operations, such as cost controls and market conditions, that may not be realized. Actual future results and financial performance could vary significantly from those anticipated in such statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, the occurrence of certain events or otherwise.

Among the factors that could cause future events or transactions to differ from those we expect are those risks discussed under Item 1A “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended August 31, 2011, our Quarterly Reports on Form 10-Q for the quarters ended November 30, 2010, February 28, 2011 and May 31, 2011, and other reports filed with the Securities and Exchange Commission (SEC). Please read our “Risk Factors” and other cautionary statements contained in these filings.

As a result of these risks and others, actual results could vary significantly from those anticipated in this press release, and our financial condition and results of operations could be materially adversely affected.